[Letterhead of BGC Group, Inc.]

May 23, 2023

Via EDGAR

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention: Robert Arzonetti

Re:	BGC Group, Inc.

Registration Statement on Form S-4

File No. 333-271168

Request for Effectiveness

Dear Mr. Arzonetti:

Reference is made to the Registration Statement on Form S-4 (File No. 333-271168) filed by BGC Group, Inc. (the “Company”) with the U.S. Securities and Exchange Commission on April 6, 2023, as amended on May 23, 2023 (the “Registration Statement”).

The Company hereby requests that the effective date for the Registration Statement be accelerated to 4:00 p.m., Eastern Time, on May 25, 2023, or as soon as possible thereafter, pursuant to Rule 461 promulgated under the U.S. Securities Act of 1933, as amended.

Please contact David K. Lam of Wachtell, Lipton, Rosen & Katz at (212) 403-1394 with any questions you may have concerning this letter or if you require any additional information. We request that we be notified of the effectiveness of the Registration Statement by a telephone call to Mr. Lam and that such effectiveness also be confirmed in writing.

Sincerely,

/s/ Howard W. Lutnick Howard W. Lutnick
Chairman and Chief Executive
Officer
cc:	Stephen M. Merkel, BGC Group, Inc.

David K. Lam, Wachtell, Lipton, Rosen & Katz